Exhibit 12.1

Statement re: Computation of Ratio of Earnings to Fixed Charges

of Ambac Financial Group, Inc.

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2005	2004	2003	2002	2007	2006
Earnings:

Pre-tax income from continuing operations	$1,210,213	$1,022,764	$976,782	$849,589	$563,331	$26,395	$925,753

Interest expense	75,294	55,896	54,322	54,201	43,724	63,612	58,424

Portion of rentals deemed to be interest	3,322	3,339	2,836	2,478	2,126	2,505	2,501

Earnings	$1,288,829	$1,081,999	$1,033,940	$906,268	$609,181	$92,512	$986,678

Fixed Charges:

Interest Expense	$75,294	$55,896	$54,322	$54,201	$43,724	$63,612	$58,424

Portion of rentals deemed to be interest	3,322	3,339	2,836	2,478	2,126	2,505	2,501

Fixed Charges	$78,616	$59,235	$57,158	$56,679	$45,850	$66,117	$60,925

Ratio of earnings to fixed charges	16.4	18.3	18.1	16.0	13.3	1.4	16.2